Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of June 30, 2020, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 54 localized websites and apps available in 32 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended June 30,			Six months ended June 30,
	2020	2019	Δ Y/Y	2020	2019	Δ Y/Y
Total revenue	16.1	223.7	(93)%	155.9	432.6	(64)%
Qualified Referrals (in millions)	23.6	131.3	(82)%	117.5	260.6	(55)%
Revenue per Qualified Referral (in €)	0.59	1.67	(65)%	1.28	1.63	(21)%
Operating income/(loss)	(26.7)	10.9	n.m.	(242.0)	24.3	n.m.
Net income/(loss)	(20.2)	5.9	n.m.	(234.4)	13.7	n.m.
Return on Advertising Spend	254.0%	129.6%	124.4 ppts	139.4%	132.9%	6.5 ppts
Adjusted EBITDA(1)	(14.4)	18.8	n.m.	(15.0)	40.1	n.m.
n.m. not meaningful
Note: We have reclassified certain amounts related to our prior period results to conform to our current period presentation.
(1) “Adjusted EBITDA” is a non-GAAP measure. We recently changed our definition to adjust for impairment of intangible assets and goodwill and other items. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 17 to 19 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
During the second quarter of 2020, as mobility restrictions eased and travel activity in many of our core markets gradually resumed, we have seen a significant increase in traffic to our platform across many markets at the end of the second quarter compared to end of March 2020 when travel restrictions were first put in place. The first markets to show recovery were those regions where the number of new infections have remained low for a period of time, such as Germany, certain U.S. states and New Zealand, with other markets and regions starting to follow subsequent to their governments having announced the easing of travel restrictions and our users feeling comfortable travelling again.

As travel demand is highly correlated with the health situation in the respective region, the recent increase in new COVID-19 cases globally reminds us that recovery will be a long unpredictable process that will impact our business.

This environment has caused significant uncertainty for our users and advertisers. A significant share of bookings that are currently being made are freely cancellable, and many advertisers continue to be concerned about the potential that second waves could require them to refund bookings made on their websites. Even as many advertisers have begun to re-engage in marketing activities, including on our platform, many remain very cautious about increasing their marketing spend. As a consequence, advertiser bidding levels on our marketplace have been very weak in the second quarter of 2020.

Reflecting the impact of the COVID-19 pandemic as well as the first signs of early recovery in some of our core markets, we continue to expect our revenue in 2020 to be less than half of that in 2019 and expect to experience a significant adjusted EBITDA loss in 2020.

Update on restructuring and liquidity position
In response to the COVID-19 pandemic, we recently announced a restructuring of our organization and have made considerable progress on the measures in the past months:

•We made significant headcount reductions, which resulted in restructuring costs of €5.0 million in the second quarter of 2020. As a result of our efforts, we continue to expect to reduce our personnel and related costs for 2021 by approximately €20 million. Going forward, we do not intend to continue to make use of Germany's short-term work scheme (Kurzarbeit).
•We have closed our Leipzig office, signed an agreement for the sale of our Spanish development center and are in the process of closing our Amsterdam office. Going forward, we plan for our operations to primarily be located at our headquarters in Düsseldorf.

In addition, we made substantial progress collecting outstanding accounts receivable from our advertisers, which improved our liquidity position resulting in an increase in total cash, cash equivalents and restricted cash from €193.9 million as of March 31, 2020 to €213.7 million as of June 30, 2020. The reduction of gross trade receivables resulted in a €2.4 million reduction of expected credit losses.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates on our marketplace and cost-per-click, or CPC, bids for each user click on an advertised rate for a hotel or other accommodation. We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries.

We also earn subscription fees for certain services we provide to advertisers, such as the PRO Package of Business Studio, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended June 30,				Six months ended June 30,
	2020	2019	Δ €	Δ %	2020	2019	Δ €	Δ % Y/Y
Americas	€6.5	€81.8	(75.3)	(92)%	€61.2	€152.9	(91.7)	(60)%
Developed Europe	4.9	93.2	(88.3)	(95)%	62.2	183.3	(121.1)	(66)%
Rest of World	2.5	44.9	(42.4)	(94)%	27.2	88.8	(61.6)	(69)%
Total Referral Revenue	€13.9	€219.9	(206.0)	(94)%	€150.6	€424.9	(274.3)	(65)%
Other revenue	2.3	3.7	(1.4)	(38)%	5.3	7.7	(2.4)	(31)%
Total revenue	€16.1	€223.7	(207.6)	(93)%	€155.9	€432.6	(276.7)	(64)%
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Total revenue decreased by €207.6 million, or by 93%, during the second quarter of 2020, compared to the same period in 2019. Total revenue decreased by €276.7 million, or by 64%, during the six months ended June 30, 2020, compared to the same period in 2019.

In the second quarter of 2020, Referral Revenue declined to €6.5 million, €4.9 million and €2.5 million in Americas, Developed Europe and RoW, respectively. In the first six months ended June 30, 2020, Referral Revenue amounted to €61.2 million, €62.2 million and €27.2 million in Americas, Developed Europe and RoW, respectively. In all three segments, Referral Revenue was negatively impacted by significant declines in Qualified Referrals and Revenue Per Qualified Referral (RPQR). Other revenue decreased by €1.4 million, or 38% during the second quarter of 2020, and by €2.4 million, or 31%, during the six months ended June 30, 2020, due to a decrease in subscription revenue.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended June 30,				Six months ended June 30,
	2020	2019	Δ	Δ %	2020	2019	Δ	Δ % Y/Y
Americas	6.8	35.0	(28.2)	(81)%	39.7	74.0	(34.3)	(46)%
Developed Europe	8.8	49.4	(40.6)	(82)%	41.2	97.3	(56.1)	(58)%
Rest of World	7.9	46.9	(39.0)	(83)%	36.6	89.3	(52.7)	(59)%
Total	23.6	131.3	(107.7)	(82)%	117.5	260.6	(143.1)	(55)%

Note: Some figures may not add due to rounding.

In the second quarter of 2020, total Qualified Referrals decreased by 82% as Qualified Referrals decreased by 81%, 82% and 83% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. The period-over-period decrease in Qualified Referrals was primarily driven by significant traffic volume declines as a result of the travel and mobility restrictions imposed by governments and local municipalities, significant uncertainty among travelers resulting from the COVID-19 pandemic and subsequent reductions in our Advertising Spend across all of our segments.

During the six months ended June 30, 2020, Qualified Referrals decreased by 55% compared to the same period in 2019 due to the COVID-19 outbreak. Qualified Referrals decreased by 46%, 58% and 59% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended June 30,			Six months ended June 30,
	2020	2019	Δ %	2020	2019	Δ % Y/Y
Americas	€0.96	€2.34	(59)%	€1.54	€2.07	(26)%
Developed Europe	0.56	1.89	(70)%	1.51	1.88	(20)%
Rest of World	0.32	0.96	(67)%	0.74	0.99	(25)%
Consolidated RPQR	€0.59	€1.67	(65)%	€1.28	€1.63	(21)%

In the second quarter of 2020, Consolidated RPQR decreased by 65% as RPQR decreased by 59%, 70% and 67% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. Although most of our advertisers re-engaged in marketing activities on our platform, they remained cautious which is reflected in lower bidding levels compared to the same period in 2019. The softness in bids is the primary driver for the year-over-year decline in RPQR.

In the six months ended June 30, 2020, Consolidated RPQR decreased by 21% as RPQR decreased by 26%, 20% and 25% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. RPQR in the six months ended June 30, 2020 was negatively impacted by the weak advertiser bidding levels described above, as well as significant reductions by advertisers of their bids on our platform and the deactivations of campaigns in initial response to the COVID-19 outbreak in the first quarter of 2020.

Advertiser Concentration
We generate the large majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 19% and 32% in the second quarter of 2020 and in the six months ended June 30, 2020, respectively, compared to 36% and 36%, respectively, in the same periods in 2019. For brands affiliated with Booking Holdings, including Booking.com and Agoda, the share of our Referral Revenue was 54% and 40% in the second quarter of 2020 and in the six months ended June 30, 2020, respectively, compared to 39% and 39%, respectively, in the same periods in 2019.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended June 30,			Six months ended June 30,
	2020	2019	Δ ppts	2020	2019	Δ ppts
ROAS
Americas	311.6%	124.3%	187.3 ppts	133.0%	125.8%	7.2 ppts
Developed Europe	356.6%	143.9%	212.7 ppts	165.3%	148.6%	16.7 ppts
Rest of World	123.1%	114.8%	8.3 ppts	111.6%	118.5%	(6.9) ppts
Consolidated ROAS	254.0%	129.6%	124.4 ppts	139.4%	132.9%	6.5 ppts

In the second quarter of 2020, consolidated ROAS was 254.0%, compared to 129.6% in the same period in 2019. In the segments Americas, Developed Europe and RoW, ROAS increased to 311.6%, 356.6% and 123.1%, respectively, in the second quarter of 2020. The increases were mainly driven by significant reductions in Advertising Spend that were made in reaction to the COVID-19 pandemic. In RoW, the increase in ROAS was less pronounced due to certain television advertising commitments that we were unable to cancel. In all segments, ROAS was negatively impacted by significant declines in Qualified Referrals and RPQR. In the six months ended June 30, 2020, consolidated ROAS improved to 139.4%, compared to 132.9% in the same period in 2019. ROAS improved by 7.2 ppts and 16.7 ppts in Americas and Developed Europe, respectively, compared to the same period in 2019. In RoW, ROAS decreased by 6.9 ppts in the six months ended June 30, 2020, compared to the same period in 2019. In the six months ended June 30, 2020, ROAS was also positively impacted by reductions in Advertising Spend. In RoW, this was more than offset by the negative impact of the advertising commitments mentioned above.

Expenses
Expenses by Cost Category (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended June 30,			Three months ended June 30,
	2020	2019	Δ %	2020	2019	Δ in ppts
Cost of revenue	€2.7	€2.1	29%	17%	1%	16%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	12.8	181.0	(93)%	80%	81%	(1)%
of which share-based compensation	0.3	0.7	(57)%
Technology and content	18.3	17.5	5%	114%	8%	106%
of which share-based compensation	1.1	1.7	(35)%
General and administrative	9.0	11.7	(23)%	56%	5%	51%
of which share-based compensation	2.6	2.6	—%
Amortization of intangible assets	0.0	0.4	(100)%	0%	0%	—%
Impairment of goodwill	—	—	—%	—%	—%	—%
Total costs and expenses	€42.8	€212.8	(80)%	266%	95%	171%
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

	Costs and Expenses			As a % of Revenue
	Six months ended June 30,			Six months ended June 30,
	2020	2019	Δ % Y/Y	2020	2019	Δ in ppts
Cost of revenue	€5.5	€4.0	38%	4%	1%	3%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	124.2	344.1	(64)%	80%	80%	—%
of which share-based compensation	0.7	1.4	(50)%
Technology and content	35.9	35.9	—%	23%	8%	15%
of which share-based compensation	2.2	3.6	(39)%
General and administrative	24.3	23.5	3%	16%	5%	11%
of which share-based compensation	4.7	5.1	(8)%
Amortization of intangible assets	0.4	0.8	(50)%	0%	0%	—%
Impairment of goodwill	207.6	—	100%	133%	—%	133%
Total costs and expenses	€397.9	€408.4	(3)%	255%	94%	161%
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Cost of revenue
In the second quarter of 2020, cost of revenue increased by €0.6 million to €2.7 million, or 29%, period-over-period, and in the six months ended June 30, 2020, increased by €1.5 million to €5.5 million, or 38%, period-over-period, mainly due to an increase in costs for third-party cloud-related and data center-related service providers, and higher personnel costs.

Selling and marketing
Selling and marketing expense was 80% of total revenue in the second quarter of 2020, compared to 81% in the same period in 2019.

In the second quarter of 2020, selling and marketing expense decreased by €168.2 million, or by 93%, period-over-period to €12.8 million, of which €5.5 million, or 43%, was Advertising Spend. Advertising Spend decreased to €2.1 million, €1.4 million and €2.0 million in Americas, Developed Europe and RoW, respectively, compared to €65.9 million, €64.8 million and €39.1 million in the same period in 2019.

In the six months ended June 30, 2020, selling and marketing expense decreased by 64% period-over-period to €124.2 million. We reduced Advertising Spend to €46.0 million, €37.6 million and €24.4 million in Americas, Developed Europe and RoW, respectively, compared to €121.6 million, €123.3 million and €74.9 million in the same period in 2019. These reductions were primarily made in reaction to the COVID-19 pandemic.

In the second quarter of 2020, other selling and marketing expense decreased by €4.0 million to €7.3 million, or 35%, period-over-period, and in the six months ended June 30, 2020, decreased by €8.2 million to €16.2 million, or 34%, period-over-period. The decrease was primarily driven by reductions in television advertisement production costs of €2.8 million and €5.1 million in the second quarter of 2020 and in the six months ended June 30, 2020, respectively, as well as lower share-based compensation. Personnel costs increased by €0.1 million in the second quarter of 2020 and decreased by €0.8 million in the six months ended June 30, 2020, as lower compensation costs were fully and partly offset by restructuring costs in the second quarter of 2020 and in the six months ended June 30, 2020, respectively. Compensation costs decreased due to lower headcount and lower employee benefits compared to the same periods in 2019. In addition, we have also implemented Germany's short-term work scheme (Kurzarbeit), for some of our employees for parts of the second quarter of 2020.

Technology and content
In the second quarter of 2020, technology and content expense increased by €0.8 million to €18.3 million, or 5%, period-over-period, and remained stable at €35.9 million over the six months ended June 30, 2020.

The increase in the second quarter of 2020 was driven by higher personnel costs, depreciation expense and third-party IT service provider costs compared to the same period in 2019. The increase in personnel costs was driven primarily by restructuring costs incurred in the second quarter of 2020, and by an increase in accrued vacation benefits. These were partly offset by lower employee benefits and higher capitalization of our developers' salaries, compared to the same period in 2019. Depreciation expense increases were driven by an accelerated depreciation as a result of the consolidation of our offices, as well as higher capitalized software depreciation due to a larger underlying asset. The increases were partly offset by decreases in share-based compensation, content development costs and office expenses (see section "Costs across multiple categories").

During the six months ended June 30, 2020, technology and content expense remained stable, compared to the same period in 2019, as increases in personnel costs, depreciation and third-party IT service provider costs were fully offset by decreases in share-based compensation, content development costs and office expenses (see section "Costs across multiple categories").

General and administrative
In the second quarter of 2020, general and administrative expense decreased by €2.7 million to €9.0 million, or 23%, period-over-period, and in the six months ended June 30, 2020, increased by €0.8 million to €24.3 million, or 3%, period-over-period.

The decrease in the second quarter of 2020, compared to the same period in 2019, was primarily driven by a €2.4 million reduction of expected credit losses driven by the reduction of gross trade receivables in the second quarter of 2020. This was partly offset by higher personnel costs. Personnel costs increases resulted from restructuring costs incurred in the second quarter of 2020, that were partly offset by lower employee benefits compared to the same period in 2019.

The increase in the six months ended June 30, 2020, compared to the same period in 2019, was driven by expected credit losses on trade receivables of €1.4 million due to an increased probability of default in the current economic situation, as well as the impact of a cyber-related fraud case, which occurred in the first quarter of 2020. The increase was also driven by higher personnel costs compared to the same period in 2019. The increase in general and administrative expenses in the six months ended June 30, 2020 was partly offset by a decrease in share-based compensation expense.

Costs across multiple categories
As a direct reaction to the COVID-19 outbreak, we implemented Germany's short-term work scheme (Kurzarbeit), in which the German state subsidizes the salary of affected employees, for some of our employees in the second quarter of 2020.

We announced a restructuring of our organization in order to adjust to the new economic situation. We decided to consolidate our office locations and to reduce our headcount significantly, which resulted in restructuring costs of €5.0 million in the second quarter of 2020.

Office expenses were lower in the second quarter of 2020 and in the six months ended June 30, 2020, as unused office space leases were terminated in November 2019.

Share-based compensation decreased by €0.8 million to €4.2 million in the second quarter of 2020, and by €2.6 million to €7.7 million in the six months ended June 30, 2020, compared to the same periods in 2019.

Amortization of intangible assets
Amortization of intangible assets was nil in the second quarter of 2020, compared to €0.4 million in the same period in 2019, as the intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013 were fully amortized at the end of the first quarter of 2020.

Impairment of goodwill
As a reaction to the continued deterioration of our business due to the COVID-19 pandemic, we performed a goodwill impairment analysis in the first quarter of 2020 in order to analyze the expected economic and financial impacts on our business. As a result, we recorded an impairment charge of €207.6 million in the first quarter of 2020 in order to reflect the expected prolonged deterioration of our business in Americas (€107.5 million), Rest of World (€82.5 million) and Developed Europe (€17.6 million).

Net Income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended June 30,			Six months ended June 30,
	2020	2019	Δ €	2020	2019	Δ €
Operating income/(loss)	€(26.7)	€10.9	(37.6)	€(242.0)	€24.3	(266.3)
Other income/(expense)
Interest expense	(0.1)	0.0	(0.1)	(0.1)	(0.0)	(0.1)
Other, net	(0.3)	(0.1)	(0.2)	(0.6)	(0.1)	(0.5)
Total other expense, net	€(0.3)	€(0.1)	(0.2)	€(0.7)	€(0.1)	(0.6)

Income/(loss) before income taxes	(27.1)	10.8	(37.9)	(242.7)	24.1	(266.8)
Expense/(benefit) for income taxes	(6.9)	4.9	(11.8)	(8.0)	10.5	(18.5)
Income/(loss) before equity method investment	€(20.1)	€5.9	(26.0)	€(234.6)	€13.6	(248.2)
Income/(loss) from equity method investment	(0.0)	0.0	(0.0)	0.2	0.1	0.1
Net income/(loss)	€(20.2)	€5.9	(26.1)	€(234.4)	€13.7	(248.1)

Adjusted EBITDA(1)	€(14.4)	€18.8	(33.2)	€(15.0)	€40.1	(55.1)
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.
(1) “Adjusted EBITDA” is a non-GAAP measure. We recently changed our definition to adjust for impairment of intangible assets and goodwill and other items. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 17 to 19 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Net income decreased by €26.1 million to a loss of €20.2 million in the second quarter of 2020, compared to the same period in 2019. The decline was mainly driven by a sharp decline in Referral Revenue due to the COVID-19 pandemic which led to a decrease in our profitability. In the six months ended June 30, 2020, net income decreased by €248.1 million to a loss of €234.4 million which was mainly driven by the impairment of goodwill of €207.6 million recorded in the first quarter of 2020.

Adjusted EBITDA decreased by €33.2 million to a loss of €14.4 million in the second quarter of 2020 compared to the same period in 2019. In the six months ended June 30, 2020, Adjusted EBITDA decreased by €55.1 million to a loss of €15.0 million. During the first quarter of 2020, we changed our Adjusted EBITDA definition to better align with our industry and allow for a financial comparison across quarters that excludes the effects of impairment of intangibles assets and goodwill and certain other items, including restructuring.

Income taxes
In the second quarter of 2020, the income tax benefit was €6.9 million, compared to an income tax expense of €4.9 million for the same period in 2019. The total weighted average tax rate was 30.9%, which was mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 25.6% compared to 45.7% in the second quarter of 2019. The difference between the weighted average tax rate and the effective tax rate is mainly attributable to the impact of share-based compensation expense, which is non-deductible for tax purposes.

For the six months ended June 30, 2020, the income tax benefit was €8.0 million, compared to an income tax expense of €10.5 million for the same period in 2019. The total weighted average tax rate was 30.9%, which was mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 3.3% compared to 43.6% in the same period in 2019. The difference between the weighted average tax rate and the effective tax rate for the six months ended June 30, 2020 is primarily attributable to the impact of goodwill impairment and also share-based compensation expense, which is non-deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €2.9 million as of June 30, 2020. A liability for these tax benefits was included under other long-term liabilities in the consolidated financial statements.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €213.7 million as of June 30, 2020, of which €211.4 million were included in current assets and €2.3 million of long-term restricted cash were included in other long-term assets in the balance sheet primarily relating to the campus building, compared to total cash, cash equivalents and restricted cash of €220.5 million as of December 31, 2019. The decrease of €6.9 million during the six months ended June 30, 2020 was mainly driven by negative cash flows from investing activities of €12.0 million, which primarily related to a purchase of short-term investments of €8.9 million and capital expenditures including internal-use software and website development.

The decrease in cash was partly offset by €5.2 million of net cash provided in operating activities, which was mainly due to changes in operating assets and liabilities. Cash flow effects of operating assets and liabilities increased by €24.0 million primarily due to a decrease of accounts receivable of €56.9 million in the six months ended June 30, 2020. Accounts receivable decreased due to the lower revenue level in the second quarter of 2020 compared to the fourth quarter of 2019 and the collection of receivables from our advertisers in the second quarter of 2020. Accounts payable decreased by €28.4 million to €5.0 million as of June 30, 2020 as our Advertising Spend in in June 2020 was significantly lower than in December 2019.

The net loss of €234.4 million includes non-cash expenses for goodwill impairment loss of €207.6 million and share-based compensation of €7.7 million.

Our current ratio increased from 4.9 as of December 31, 2019 to 7.0 as of June 30, 2020 as the relative decrease in our current assets was lower than the decrease in our current liabilities compared to December 31, 2019.

Update on legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, trivago filed a notice of appeal of part of that judgment at the Australian Federal Court. The appeal was heard on July 20-21, 2020. The court has yet to set a date for a separate trial regarding penalties and other orders. Management has established a provision in respect of this matter.

The outcome of this matter could have a material adverse effect on our business, financial condition or results of operations.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of June 30, 2020	As of December 31, 2019
Current assets:
Cash and cash equivalents	€211,260	€218,106
Restricted cash	103	122
Accounts receivable, net of allowance for credit losses of €1,125 and €74 at June 30, 2020 and December 31, 2019, respectively	9,529	37,747
Accounts receivable, related party	2,445	31,139
Short-term investments	19,178	10,000
Tax receivable	8,078	8,565
Prepaid expenses and other current assets	11,723	4,607
Total current assets	262,316	310,286

Property and equipment, net	30,763	33,172
Operating lease right-of-use assets	91,889	96,030
Deferred income taxes	735	735
Other long-term assets	5,521	7,274
Intangible assets, net	169,563	169,924
Goodwill	283,004	490,590
TOTAL ASSETS	€843,791	€1,108,011

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€4,951	€33,391
Income taxes payable	318	549
Deferred revenue	3,993	5,553
Payroll liabilities	3,470	4,055
Accrued expenses and other current liabilities	19,067	14,763
Operating lease liability	5,883	5,037
Total current liabilities	37,682	63,348

Operating lease liability	90,524	94,660
Deferred income taxes	43,505	50,927
Other long-term liabilities	3,961	4,289

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 55,112,630 and 50,816,706 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	3,307	3,049
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 298,187,967 and 301,687,967 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	178,913	181,013
Reserves	790,629	781,060
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	91	62
Accumulated deficit	(427,128)	(192,704)
Total stockholders' equity	668,119	894,787
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€843,791	€1,108,011

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue	€13,591	€144,001	€106,880	€278,180
Revenue from related party	2,541	79,651	49,055	154,434
Total revenue	16,132	223,652	155,935	432,614

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	2,654	2,079	5,468	3,980
Selling and marketing, including related party (1)(2)(3)	12,847	181,001	124,224	344,102
Technology and content, including related party (1)(2)(3)	18,293	17,497	35,909	35,893
General and administrative, including related party (1)(2)(3)	9,019	11,767	24,324	23,538
Amortization of intangible assets (2)	36	421	361	842
Impairment of goodwill	—	—	207,618	—
Operating income/(loss)	(26,717)	10,887	(241,969)	24,259

Other income/(expense)
Interest expense	(59)	8	(105)	(19)
Other, net	(274)	(85)	(598)	(106)
Total other expense, net	(333)	(77)	(703)	(125)

Income/(loss) before income taxes	(27,050)	10,810	(242,672)	24,134
Expense/(benefit) for income taxes	(6,913)	4,940	(8,035)	10,526
Income/(loss) before equity method investment	(20,137)	5,870	(234,637)	13,608
Income/(loss) from equity method investment	(21)	39	213	129
Net income/(loss)	€(20,158)	€5,909	€(234,424)	€13,737

Earnings per share available to common stockholders:
Basic	€(0.06)	€0.02	€(0.66)	€0.04
Diluted	(0.06)	0.02	(0.66)	0.04
Shares used in computing earnings per share:
Basic	353,133	351,835	352,953	351,686
Diluted	353,133	356,533	352,953	356,495

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(1) Includes share-based compensation as follows:
Cost of revenue	€70	€74	€120	€138
Selling and marketing	345	657	677	1,402
Technology and content	1,146	1,691	2,181	3,646
General and administrative	2,625	2,613	4,709	5,144

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€50	€109	€100	€219
Amortization of internal use software and website development costs included in technology and content	992	766	1,922	1,480
Amortization of internal use software costs included in general and administrative	161	153	325	293
Amortization of acquired technology included in amortization of intangible assets	36	35	72	71

(3) Includes related party expense as follows:
Cost of revenue	€—	€11	€0	€22
Selling and marketing	31	72	88	163
Technology and content	13	154	85	262
General and administrative	(204)	13	22	20
We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Operating activities:
Net income/(loss)	€(20,158)	€5,909	€(234,424)	€13,737
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	3,044	2,649	5,626	4,819
Amortization of intangible assets	36	421	361	842
Goodwill impairment loss	—	—	207,618	—
Impairment of internal-use software and website development	—	—	—	96
Share-based compensation	4,186	5,035	7,687	10,330
Deferred income taxes	(6,281)	668	(7,422)	1,732
Foreign exchange (gain)/loss	286	5	(357)	131
Expected credit losses	(2,390)	166	2,386	346
Loss on disposal of fixed assets	83	—	84	1
Gain from settlement of asset retirement obligation	(35)	(209)	(35)	(209)
Gain from lease termination	(35)	—	(35)	—
(Income)/loss from equity method investment	21	(39)	(213)	(129)
Changes in operating assets and liabilities:
Accounts receivable, including related party	51,556	(11,214)	55,490	(14,207)
Prepaid expenses and other assets	157	1,300	(6,143)	1,903
Accounts payable	(17,983)	13,308	(28,546)	32,295
Payroll liabilities	(1,034)	(2,973)	(585)	(5,014)
Accrued expenses and other liabilities	5,094	471	5,032	1,316
Deferred revenue	(1,140)	(565)	(1,560)	(658)
Taxes payable/receivable, net	5,962	3,940	264	8,129
Net cash provided by operating activities	€21,369	€18,872	€5,228	€55,460

Investing activities:
Purchase of investments	—	—	(8,850)	—
Capital expenditures, including internal-use software and website development	(1,410)	(1,601)	(3,175)	(3,205)
Proceeds from sale of fixed assets	37	14	37	27
Net cash used in investing activities	€(1,373)	€(1,587)	€(11,988)	€(3,178)

Financing activities:
Proceeds from exercise of option awards	15	5	40	165
Repayment of other non-current liabilities	(68)	(66)	(135)	(168)
Net cash used in financing activities	€(53)	€(61)	€(95)	€(3)

Effect of exchange rate changes on cash	(124)	(25)	(9)	(12)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€19,819	€17,199	€(6,864)	€52,267
Cash, cash equivalents and restricted cash at beginning of the period	193,860	199,376	220,543	164,308
Cash, cash equivalents and restricted cash at end of the period	€213,679	€216,575	€213,679	€216,575

Supplemental cash flow information:
Cash paid for interest	€59	€18	€105	€42
Cash paid for taxes, net of (refunds)	(6,595)	453	(889)	672
Non-cash investing and financing activities:
Fixed assets-related payable	€114	€790	€114	€790

Earnings Per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Numerator (€ thousands)
Net income/(loss)	€(20,158)	€5,909	€(234,424)	€13,737

Denominator (in thousands)
Weighted average number of common shares:
Basic	353,133	351,835	352,953	351,686
Diluted	353,133	356,533	352,953	356,495

Net income/(loss) per share:
Basic(1)	€(0.06)	€0.02	€(0.66)	€0.04
Diluted(2)	€(0.06)	€0.02	€(0.66)	€0.04
(1) Basic net income/(loss) per common share is computed by dividing (A) net income/(loss) by (B) basic weighted average common shares outstanding.
(2) Diluted net income/(loss) per common share is computed by dividing (A) net income/(loss) (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income/(loss) per common share for the period ended June 30, 2020 does not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

The split between Class A and Class B shares of trivago N.V. as of June 30, 2020 is as follows:

	Class A shares	Class B shares	Total
Number of shares	55,112,630	298,187,967	353,300,597
Shares in %	16%	84%	100%

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
ROAS by segment
Americas	311.6%	124.3%	133.0%	125.8%
Developed Europe	356.6%	143.9%	165.3%	148.6%
Rest of World	123.1%	114.8%	111.6%	118.5%
Consolidated ROAS	254.0%	129.6%	139.4%	132.9%

Qualified Referrals by segment (in millions)
Americas	6.8	35.0	39.7	74.0
Developed Europe	8.8	49.4	41.2	97.3
Rest of World	7.9	46.9	36.6	89.3
Consolidated Qualified Referrals	23.6	131.3	117.5	260.6

RPQR by segment
Americas	€0.96	€2.34	€1.54	€2.07
Developed Europe	0.56	1.89	1.51	1.88
Rest of World	0.32	0.96	0.74	0.99
Consolidated RPQR	€0.59	€1.67	€1.28	€1.63

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring.

From time to time going forward, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges and significant legal settlements) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net income/(loss)	€(20.2)	€5.9	€(234.4)	€13.7
Income/(loss) from equity method investment	(0.0)	0.0	0.2	0.1
Income/(loss) before equity method investment	€(20.1)	€5.9	€(234.6)	€13.6
Expense/(benefit) for income taxes	(6.9)	4.9	(8.0)	10.5
Income/(loss) before income taxes	€(27.1)	€10.8	€(242.7)	€24.1
Add/(less):
Interest expense	0.1	(0.0)	0.1	0.0
Other, net	0.3	0.1	0.6	0.1
Operating income/(loss)	€(26.7)	€10.9	€(242.0)	€24.3
Depreciation of property and equipment and amortization of intangible assets	3.1	3.1	6.0	5.7
Impairment of, and gains and losses on disposals of, property and equipment	0.0	(0.2)	0.1	(0.1)
Impairment of intangible assets and goodwill	—	—	207.6	—
Share-based compensation	4.2	5.0	7.7	10.3
Certain other items, including restructuring	5.0	—	5.6	—
Adjusted EBITDA	€(14.4)	€18.8	€(15.0)	€40.1
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the global and local economy, the travel industry and our business and financial performance;
•as a result of the COVID-19 pandemic, we have experienced and may in the future experience an additional impairment of goodwill and increasing expenses for expected credit loss;
•marketplace changes or payment concessions we may make for our advertisers or their ability to satisfy their financial obligations as a result of COVID-19;
•we may not be able improve our profitability in future periods or may incur losses, even while our revenues may increase;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•the effectiveness of our measures to increase advertiser diversity on our marketplace;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection;
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.